Filed by New York Community Bancorp, Inc.

Pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: Astoria Financial Corporation (Commission File No.: 1-11967

The following is a transcript of an investor presentation that was given and webcast on November 18, 2015.

Forward-Looking Information

The information presented herein, on the webcast, and in other related communications may contain certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the expected completion date, financial benefits, and other effects of the proposed merger of NYCB and Astoria Financial.

Forward-looking statements can be identified by the use of the words “anticipate,” “expect,” “intend,” “estimate,” “target,” and words of similar import. Forward-looking statements are not historical facts but instead express only management’s beliefs regarding future results or events, many of which, by their nature, are inherently uncertain and outside of management’s control. It is possible that actual results and outcomes may differ, possibly materially, from the anticipated results or outcomes indicated in these forward-looking statements.

Factors that may cause such a difference include, but are not limited to, the reaction to the transaction of the companies’ customers, employees, and counterparties; customer disintermediation; inflation; expected synergies, cost savings, and other financial benefits of the proposed transaction might not be realized within the expected timeframes or might be less than projected; the requisite stockholder and regulatory approvals for the proposed transaction might not be obtained; credit and interest rate risks associated with NYCB’s and Astoria Financial’s respective businesses, customers, borrowings, repayment, investment, and deposit practices, and general economic conditions, either nationally or in the market areas in which NYCB and Astoria Financial operate or anticipate doing business, are less favorable than expected; new regulatory or legal requirements or obligations; and other risks and important factors that could affect NYCB’s and Astoria Financial’s future results are identified in their Annual Reports on Form 10-K for the year ended December 31, 2014 and in other reports filed with the SEC.

Additional Information and Where to Find It

These materials do not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval. New York Community Bancorp, Inc. (“NYCB”) will file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. The registration statement will include a proxy statement of Astoria Financial Corporation (“Astoria Financial” or “Astoria”) and NYCB which also will constitute a prospectus of NYCB that will be sent to the stockholders of Astoria Financial. Stockholders are advised to read the joint proxy statement/prospectus when it becomes available because it will contain important information about NYCB, Astoria Financial, and the proposed transaction. When filed, this document and other documents relating to the merger filed by NYCB can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained free of charge by accessing NYCB’s website at www.mynycb.com under the tab “Investor Relations”, then under “Financial Results”, and then under “SEC Filings.” Alternatively, these documents, when available, can be obtained free of charge from NYCB upon written request to New York Community Bancorp, Inc., Attn: Corporate Secretary, 615 Merrick Avenue, Westbury, New York 11590 or by calling (516) 683-4100, or from Astoria Financial upon written request to Astoria Financial Corporation, Attn: Monte N. Redman, President, One Astoria Bank Plaza, Lake Success, New York 11042 or by calling (516) 327-3000.

Participants in Solicitation

NYCB, Astoria Financial, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Astoria Financial and NYCB stockholders in connection with the proposed transaction under the rules of the SEC. Certain information regarding the interests of these participants and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available. Additional information about NYCB and its directors and officers may be found in the definitive proxy statement of NYCB relating to its 2015 Annual Meeting of Stockholders filed with the SEC on April 24, 2015. Additional information about Astoria Financial and its directors and officers may be found in the definitive proxy statement of Astoria Financial relating to its 2015 Annual Meeting of Stockholders filed with the SEC on April 17, 2015. These definitive proxy statements can be obtained free of charge from the SEC’s website at www.sec.gov.

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NOVEMBER 18, 2015 / 4:40PM, NYCB - New York Community Bancorp Inc at Bank of America Merrill Lynch Banking and Financial Services Conference

CORPORATE PARTICIPANTS

Joe Ficalora New York Community Bancorp Inc. - President and CEO

CONFERENCE CALL PARTICIPANTS

Ebrahim Poonawala Bank of America Merrill Lynch Bank - Analyst

PRESENTATION

Ebrahim Poonawala - Bank of America Merrill Lynch Bank - Analyst

The last presenter for our day, we have with us New York Community Bancorp — last but definitely not least. And it is a very exciting time to be a NYCB shareholder or looking at the Company. For those of us who are familiar with the name, NYCB just announced a relatively large acquisition of Astoria Financial not too long ago, along with multiple strategic actions and a common equity raise. So I think it is going to be an exciting next 12 to 18 months as you integrate the deal and, maybe before that, cross the much talked-about $50 billion asset threshold.

So we are fortunate to have with us President and CEO, Joe Ficalora; CFO, Tom Cangemi, and we look forward to hearing a lot more about how exciting 2016 is going to be. Thank you.

Joe Ficalora - New York Community Bancorp Inc. - President and CEO

Good morning all and thank you for being here. Certainly, as we always discuss the presentation, there is the cautionary statements at the beginning of the presentation. But due to the recent announcements, I would ask that you take particular care in reading through the cautionary material. There is more of it than usual and, obviously, it is more relevant given the circumstances. But having gone through that, the reality is that this particular transaction represents in many ways a typical transaction that we have executed on over the course of the years.

From the standpoint of an in-market transaction, this probably represents, for a whole variety of reasons, the best kind of transaction that we could possibly do. There are definite capacities that exist with regard to the consolidation of banking activities in this case, and there is also a — it is not necessarily readily discernible that this transaction is a better positioned transaction than those that we have done before because — in the case of all of the transactions previously in-market — there was a very, very clear indication that the company that we were acquiring was at the high-end of deposit costs.

In this case, they are actually paying less for deposits than we are. The only time that existed historically was when we did the AmTrust transaction, and the AmTrust transaction — in a totally different market — resulted in the only circumstance where the deposit base of the acquiree actually went up in the first quarter of the acquisition.

In-market, the most relevant transaction that looked physically like this was the Roslyn transaction. In the Roslyn transaction, we had branches that were in very close proximity to one another, but they were overwhelmingly the highest rate payer in the market and we were among the lowest rate payers in the market. So when we combined, we lost hundreds of million of dollars in deposits, whereas, in this case, it is the opposite. They are actually a lower rate payer in the same market that we are in, so that represents an opportunity to actually save money on the cost of funds for the larger deposit base in the market, which happens to be ours.

So the good news for us is that this has attributes that are going to be visible over the course of the period after the closing of the deal, and those attributes will be bottom-line beneficial.

So as you can see, the pro forma company is going to be about $65 billion in size; we are going to see a multi-family loan portfolio of about $30 billion. We, in fact, have pro forma deposits of about $38 billion. Our market share will be number two in the New York MSA. There is no question that the pro forma market cap should be in the range of about $10 billion. So when you put all of the pieces together, this will be a meaningful, profitable, relevant player in the New York City market.

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NOVEMBER 18, 2015 / 4:40PM, NYCB - New York Community Bancorp Inc at Bank of America Merrill Lynch Banking and Financial Services Conference

So, the Astoria merger is expected to significantly increase earnings and strengthen our balance sheet. It significantly moves earnings; 20% accretion is not something that is common. I am not sure the last time there was a deal announced where there was 20% earnings accretion announced in a deal. The 15.5% return on average tangible common equity likewise is a very, very strong number. The expected cost saves 50% on the Astoria side—there has been some speculation that that is an aggressively high number. We actually believe that that may be a low number, and you say to yourself, ‘how do you get comfortable with such a high number’? And one of the easier ways by which people from outside can gather our capacity to do this is the fact that they are operating at a 74%, 75% efficiency ratio and we are operating at about a 45% efficiency ratio.

In all transactions that we have executed, we are much more efficient than the acquired institution. The only other time there was a circumstance similar to this was in the CFS deal, which was our first deal. And in that deal, their efficiency ratio was 78%. The savings were massive. The savings in this case will be massive.

The opportunities...because of the reality that we have for example, an entire operating group out of Ohio that does all the mortgage servicing for the company and has, in fact, a track record of doing it in the way of $30 billion of service assets—based on the fact that we were servicing assets for the FDIC as well as for the bank. And now we are servicing about $22 billion in assets—$20 billion to $22 billion over the course of time that it fluctuates. In combination, it will be very easy to service the assets of the whole.

The other things are also quite evident. We are not talking about difficult branches to close where we are talking about closing a branch in one community and moving depositors into another community. We are talking about moving people from one side of the street to the other side of the street. So there are many locations that are in immediate proximity to one another that lend themselves well to consolidation.

And then there is the value of assets. Many of the assets that we are going to be reevaluating are assets that have significant value in the New York City market for example: very, very well situated buildings or very, very attractive existing buildings that can be used for multiple purposes. In any event, there is no question that there is a very significant amount of value to be drawn from the assets that are in the institution.

I guess the best example of our doing that was the Atlantic Bank deal, where we had an asset on our books for about $15 million and we sold it for $105 million. We happened to press to sell it at the end of 2007 and that worked out well. We don’t have an exact circumstance today, but there is no question that the values of assets in the New York City market are extremely high.

So, the good news: it significantly strengthens our balance sheet and, as you can see here, we de-risk by greatly enhancing the balance sheet profile. We have a 6% tangible book value per share accretion; again, accretion to earnings, an accretion to tangible book value- readily discernible numbers. This is not speculation; these are numbers that exist. It boosts our deposits by about $9 billion and substantially increases our share of deposits in our core market.

It heightens our liquidity while reducing our cost of funds. It extends our long-standing record of exceptional asset quality. Assets will meet the standards that we have set long ago, and we have been consistently able to realize in every transaction that we have executed. And in this transaction, we have every expectation of doing the same.

It reduces our interest rate sensitivity, no question. The reality that they are paying less for their deposits is very, very material, but it also gives us the ability to restructure and that restructuring changes our interest rate sensitivity. And of course, it builds capital. By the way we have already executed on that.

This slide further shows that the Astoria merger presents substantial upside potential relative to the purchase price— the attractive purchase price as compared to other recently announced deals. As you can see there, our price is 1.49 versus the typical price to tangible book of 1.80, and then our core deposit premium is 7.7 compared to a typical 12.9. These are actual published available numbers.

The substantially higher financial returns, as I mentioned: 20% accretion to earnings per share versus a typical 10.2%. These are actually published numbers. A 6% benefit with regard to tangible book value compared to what is more commonly the case: a negative 3.8%. So from the standpoint of the broad brush major relevant metrics of the deal—this deal right from its announcement is substantially better than other deals that have been announced.

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NOVEMBER 18, 2015 / 4:40PM, NYCB - New York Community Bancorp Inc at Bank of America Merrill Lynch Banking and Financial Services Conference

This is an example of the franchise. As you can see, not necessarily readily discernible. There are very many overlapping branches. The concentration of banking services in the New York metropolitan area is greatly enhanced by this. As you can see by the little graph on the side there, within one mile: 52% of the branches are with one mile of each other and, certainly, within three miles, you have 85% of the branches. And within five miles, you have 92% of the branches. So this does represent a very concentrated profile of a bank that is immediately in the New York markets and in a position to actually provide strong service to the deposit base that we share.

This is a slide that talks to the significant increase in our share of deposits in the New York MSA. As you can see there, we go to significantly better, stronger comparative metrics. These numbers again are hard. These are the real numbers that exist as we see them today. When this deal closes, and there is really no discernible way to actually pinpoint that, it could be as early as the second quarter, it could be as late as the first quarter of the following year. We put out there that we would be targeting the end of next year and, of course, it will depend upon many different factors. But as you can see from the standpoint of the numbers on the slide, we do represent a very, very substantial component of the New York market. That is good from the standpoint of our service metrics and it is also good from the standpoint of the value of the franchise.

The Astoria merger is expected to significantly increase our share of deposits in four highly attractive markets, and the markets that we list here are Nassau, Suffolk, Brooklyn, and Queens. As you can see by the slide, we do have a very meaningful position in each of those markets. This is only good.

The ease with which people have the capacity to go from one branch to another—and all of our banks are fully integrated, and this bank will be fully integrated in close proximity to the closing. So the ability for a person to go into a supermarket at 9 o’clock at night and shop and do banking exists. We have in-store branches. The ability for a person to go to one of our branches in their immediate home community and also go to a branch that is where they commute to work and, for that matter, also go to a branch where they actually work, is greatly enhanced by this transaction.

So on this slide, we are reflecting it’s in-market nature and our extensive expertise in post merger integration and restructuring. The Astoria merger represents maximal opportunities for revenue enhancement while minimizing risk.

We capitalize on complementary business models. Their business model and our business model over the course of many, many, many, many decades actually have been very much the same. They are made up of banks—Greater, Long Island, and Astoria—all banks that have been in our principal market for many, many, many decades...all banks that have very similar historical backgrounds. And the reality that we are coming together just makes it more obvious that this new franchise is going to be well positioned to serve the markets that we occupy.

So it facilitates our transition to D-SIB status— that provides immediate scale. It provides, expedites our ability to comply with LCR. It validates our extensive preparation for D-SIB.

The economics of the deal, the realities of the balance sheet, the ways by which we can do a variety of things that are relevant to be in compliance with expectations of the regulatory world—as well as from the standpoint of meeting the expectations of investors and meeting the expectations of the service that we provide to our local communities— this deal more than other deals is very much aligned with the similarities between how we are structured and what we do, and why what we will be doing prospectively should meet the expectations of all the constituencies that are relevant.

So the summary of the pro forma balance sheet as you can see there, we have a 30% increase in assets with a 30% increase in loans. Our multi-family portfolio goes up by about 15%, and by the time we close, that would be a smaller number on the assumption that they are going to be doing less from the standpoint of multi-family lending prospectively here.

Our total deposits are up by about 32%. Our wholesale borrowings are at about 26%. Stockholders’ equity...28% increase in stockholders equity, and tangible stockholders equity—this is the disproportionate number, this is the 6% increase—that’s up by 43%. So on a relative basis, the number that we gain most in is tangible stockholders equity.

This slide breaks out—the mergeris expected to enhance the asset and the funding mix, and it tells you what each of the institutions have standalone and, as you can see, newco is a better structured institution. As you can see, the details in the slide, the metrics for newco are actually all improved.

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NOVEMBER 18, 2015 / 4:40PM, NYCB - New York Community Bancorp Inc at Bank of America Merrill Lynch Banking and Financial Services Conference

We expect the merger to provide multiple opportunities to drive profitable sustainable long-term asset growth. As has been the case with many of the other large deals that we have done, this deal does, in fact, pro forma result in greater on-balance sheet capacity to support loan production. It has a highly liquid residential mortgage loan portfolio, provides the flexibility to manage our asset mix. Many of their assets— $6 billion of their assets—are readily salable into the marketplace, should there be circumstances that that would be desirable to do. It has a stronger capital formation, and multiple sources of funding and liquidity are available to support growth.

The results, growth levers. We have more loans to be retained in portfolio once D-SIB threshold is exceeded. $2.3 billion in loans that we have generated we have shared with others. The good news is that we have a very attractive product recognized by other banks as being a very attractive product, so we have actually been able to participate $2.3 billion of our production with others. We don’t give away our loans— we obviously charge for those participations—and we get paid to service those loans and we control those relationships. But it is highly desirable to the parties that participate with us to do this. So it is just another way of saying that there is widespread recognition of the high quality of the loan production that we actually have.

We are expecting the sale of acquired higher-risk assets to support our loan growth. In essence, we have the ability, and we have actually identified assets in the entity that we are acquiring that can be readily sold into the marketplace should there be circumstances wherein that would be desirable. It facilitates the continuation of our growth-through-acquisition strategy, meaning this does not become an end but this becomes a facilitator of what might yet happen next.

So the first doubling of the bank, which was really far more than doubling the bank—we acquired a bank that was much larger than we were—that resulted in us announcing the second doubling of the bank within four months actually of the closing.

And then we announced the third doubling of the bank within 13 months of that. So from the standpoint of operational capacity, we have a far greater capacity today than we had in place when we executed very successfully our growth-by-acquisition historically. As a result of that third growth-by-acquisition, we actually were in a position in the first quarter of 2004, after three doublings of the bank, to be trading at 11 times tangible...-to actually effectively split our stock for the ninth time. So value creation for shareholders is, in fact, an outcome of substantial growth of the Company as a result of transactions.

Now the good news about the growth of the Company is that we did not change the risk profile of the Company. The Company did not become a high-risk bank in any manner. The Company remained to be a very low-risk institution that actually greatly outperformed the banking industry. The single greatest loss taken by banking over the course of time is asset loss with regard to the depleted value of the assets generated by the banks. Loans represent the greatest risk to banks. Banks lose massive amounts of money in cycle turns on their portfolio of loans. We do not. We have not. This is not a speculative comment. This is a fact.

Over the course of 50 years, we have gone through many cycles, and we have never had a charge to our capital position as a result of losses on our principal asset which, in fact, is loans. So we have a very low-risk profile in the way we choose to lend. We happen to be very consistent as to what is our principal asset. We happen to be very consistent as to how we perform through cycle turns, so there is no escaping the fact that banks over the course of their lives-and in some cases those lives come to an end when they, in fact, face a cycle turn which causes massive loss of asset value.

So lenders that are aggressive in their lending earn more in the best of times and lose more in the worst of times, and over the course of decades we made the decision that we would be content earning less in the best of times and losing less in the worst of times, and building thereby far more capital over time than our competitors.

So our business model has proven itself not over the last 10 or 15 months, but over the last 50 years. And in the last 50 years, the New York market has presented real estate risk substantially greater than banks like Bowery and American and Dollar and others could sustain themselves through.

So other active lenders in the New York market have faced the same cycles that we have faced and, in some cases, have gone out of business. In fact, the decision for us to become a public company and allow for your investment in our business model is driven by the fact that we perform better than other banks in the worst of times. And because we are a public company, the difference between our currency and the currency of badly performing banks widens in the worst of times.

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NOVEMBER 18, 2015 / 4:40PM, NYCB - New York Community Bancorp Inc at Bank of America Merrill Lynch Banking and Financial Services Conference

So the opportunity to create value for shareholders actually improves during periods of great stress. So if, in fact, inevitably, we face a new cycle turn and the values of real estate in New York are going to collapse, there is going to be an opportunity created in that turn whereby our performance metrics should greatly exceed those of others—and therefore our currency should be more valuable than that of others, and then the opportunity for us to grow by acquisition should be greatly improved.

The metrics of this deal stand on their own. The economics of this deal are discernible in the documents that we have already published. But that’s not the end of the story. That is only positioning us better to be in a position to create value for shareholders in a more difficult future period. This deal presents opportunity for the next deal.

And it is not uncommon to how we have, in fact, conducted our business historically. So we are a public company for 21 years, we have created great value for shareholders—more value than any bank has ever created for shareholders—in our public life. We have created more value for shareholders than anybody else in banking has created for shareholders. That is publicly available information that represents reality. It is not speculation, it is not isolated numbers taken out of context. It is public information: the total return to shareholders created by the business model that I am describing is better than the total return to shareholders created by any other banking institution in the country.

So we expect the Astoria merger to provide multiple opportunities to drive profitable, sustainable, long-term asset growth. Long-term asset growth does not mean merely that we will be able to create greater assets because we have greater capacity due to capital positioning. It also means that we will be able to create greater value and greater assets due to our positioning to buy, at favorable pricing, other institutions that will become available in the market.

So, the Company is prime for strong core asset growth. As you can see there—results in greater on-balance sheet capacity to support loan production. Highly liquid residential mortgage loan portfolio provides the flexibility to manage our asset mix. Stronger capital formation and multiples sources of funding and liquidity are available to support growth. These are fundamental straightforward statements of fact.

The growth levers—and you can see what they are and the results— earnings growth, higher operating leverage. No question, we have an improved risk profile and we have enhanced the returns for investors.

De-risking our balance sheet is expected to strengthen the financial performance both before and after the merger, and that is some of the actions that we have already taken. So we have what is potentially down the road going to occur, and then we have those things that we have already done. So the balance sheet repositioning strategies in the fourth quarter we will replace $10 billion in long-term higher cost put-able wholesale borrowings with lower cost wholesale borrowings featuring more attractive terms. That process is already underway.

While the repositioning will result in a one-time, after-tax prepayment charge of roughly $600 million in the fourth quarter of 2015, it will reduce our annual interest expense by about $100 million after-tax beginning in the year 2016.

Upon completion of the merger, the term on $1.5 billion of short-term borrowings will be extended, reducing our interest rate sensitivity. We also expect to sell $1 billion or thereabouts of Astoria’s non-performing and higher risk assets. That cleansing, if you will, of the asset mix of the acquired is something that we always do. That number will be, depending on facts and circumstances when this occurs, bigger or smaller than that number, based on whatever those facts and circumstances might be.

None of that gets done until the deal closes. So if the deal closes on June 2nd, that would be different than if the deal closed on December 31st and the environment in which it actually occurs. So the more important fact is that we have the flexibility to do that.

So as you can see, it eliminates put-able uprate risk. It certainly improves the NPV and the NII interest rate sensitivity ratios. It reduces the exposure to rising interest rates. The financial benefits are expected in fiscal year 2016 from the fourth quarter of 2015 repositioning. That could be earnings per share accretion-10%; net interest margin-35 basis points; net interest income-$165 million. This is not small change, this is a meaningful positive change. And of course, net income of about $100 million.

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NOVEMBER 18, 2015 / 4:40PM, NYCB - New York Community Bancorp Inc at Bank of America Merrill Lynch Banking and Financial Services Conference

So the enhancing of our capital management strategy has strengthened the capital measures and is expected to facilitate further growth. Enhancements to our capital management strategy would include such things—as completed by November 4 of 2015:Our common stock offering immediately supported our tangible stockholders equity and Tier 1 common equity. We offset the impact of the capital of the one-time, after-tax balance sheet repositioning charge to be incurred in the fourth quarter. This is already done. This has already been accomplished.

Adjusting our expected quarterly cash dividend to $0.17 per share beginning in the first quarter of 2016—that positions us for sustainable, long-term capital growth, in essence creating value for shareholders by paying a lower dividend is part and parcel of the strategy surrounding value creation.

So instead of the additional $0.08 being paid in a dividend, there is going to be the ability to create metrics that create greater value in the price of the stock. That, of course, all comes prospectively. It builds capital; it certainly has the ability to cause us to retain more capital, which minimizes the dilution of our fourth-quarter capital raise, and it certainly provides the flexibility to maximize the value- enhancing capital deployment strategies going forward.

The increased capital generation, as you can see here: standalone, it is 55 basis points. Pro forma with Astoria by the fourth quarter of 2016-on the assumption that is when we close-that is about 90 basis points. Material. Absolutely a positive. While we expect the Astoria merger to bring us well beyond the current D-SIB threshold, we plan to cross it organically by the second quarter of 2016.

So, as we have said publicly many times, we, in fact, cross over in the second quarter of 2016. We are fully subject to the rules by the year 2018. So whether we cross over organically or we subsequently cross over in a deal, as long as we do not cross over before April 1st of 2016, we are not going to be subject to the rules until 2018.

So NYCB’s efficiency ratio prior to and since Dodd-Frank:relevant. 2010, our efficiency ratio was 36%. Many of the years of our public life we have been the most efficient operating bank in the nation. Certainly, we have had a long-standing history of being within the top three percentile. Today we are at 46%. Obviously, that is still a very attractive number and significantly better than the Astoria number which is in the 74th, 75th, 76th percentile. And, certainly, it does create the opportunity for value production as a result of the consolidation of our two operations, and the likelihood that we actually become more efficient.

There are no major transactions that we have executed that we did not wind up being more efficient after the combination of the two banks than we were immediately preceding. So D-SIB compliance, as you can see there, the key infrastructure investments to date include enhanced ERM, the bottom-up capital planning, and the substantial expansion of regulatory compliance within our staff.

The remaining cost of D-SIB compliance include LCR, CCAR, reporting, and the living will-all of which we have been actively pursuing the actual structure of and the cost of, and the necessary components so as to make them a reality.

As we continue to grow, we would expect our total payout ratio to be more consistent with the total payout ratio of our D-SIB peers. Let me be very, very specific. Our D-SIB peers do not have the operating metrics that we have. Do we need capital for the same reasons they need capital? Absolutely not. The facts are the facts. We have never charged capital as a result of a cycle turn for losses on our principal assets. There are no banks that can make that same statement.

I’ll say it again. We have never charged capital for losses on our principal assets. That is not a recent phenomenon. That is for at least the last 47 years. That is a fact: Inn the worst of times, we have never charged capital for losses created by our principal assets.

So the good news is that these ratios do indicate that there is a comparative opportunity or room for us to do things; creation of value for shareholders is principal to how we make our decisions. So we will create value for shareholders either by paying a dividend, or buying back stock, or otherwise doing those things that make us more effective and efficient.

So, we expect the core components of our business model to be enhanced by the Astoria merger—many of the things I have already said but obviously also for reasons which are very consistent with how we’ve enhanced the value of our currency for the benefit of our shareholders as a result of combining institutions to create a better bank.

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NOVEMBER 18, 2015 / 4:40PM, NYCB - New York Community Bancorp Inc at Bank of America Merrill Lynch Banking and Financial Services Conference

We have every expectation that newco, the new bank, will be better than we are today, will create more value for shareholders then we can create today, will sustain us through periods of difficulty better than we can be sustained today. So newco will be a better bank, not just a bigger bank. It’ll be a better bank.

So the Astoria merger is expected to increase our share of New York City’s highly attractive multifamily lending niche. Why is that? Mainly because they in fact had, within our niche, lenders that were very, very well known to us. In fact, they in fact have had a historic relationship with many of the same people that we lend to.

So the good news is that there is a residue within their portfolio of relationships which are common to us, and the ability for us to gain share of the market is only enhanced by the reality that we won’t be competing with them. We will actually be replacing them in every circumstance where there is a bona fide niche player who has an asset today that was originated in the Astoria portfolio—we’ll have the opportunity to make the judgment as to whether we want that asset pro forma. That is a good thing.

So NYCB portfolio statistics at or for the nine months ended 9-30: As you can see here, the percentage of non-covered loans held for investment—72.2%. The average principal balance $5.1 million. The weighted average life less than three years. Contemplate, the average life of our principal asset, this asset, is less than three years. That typically means that in a 15-year horizon, where other banks typically do lend in a 15-year horizon, other banks will be locked in to interest-rate risk for 15 years.

Based on a three-year average life, we could refinance five times. That means we could get paid 15 points, 15 prepayment points. So we would, in fact, readjust our interest rate risk every three years. Wee would get 3 points to readjust our interest rate risk every three years. And, in fact, we would have an asset that is better suited to the marketplace on its reappraised values every three years. Not a bad asset class to have as your principal asset class.

In particular, because it loses over a 15-year period, or a 50-year period, substantially less. Now, it’s not because we are in New York and it’s not because we are in multi-family, and it is not because we are in rent-regulated housing. It is because of how we do our business and who we do our business with. There are plenty of people who lose a fortune lending in the New York market. The fact is that we do not, and we do not over long periods of time. We are not talking about a new business model; we are talking about a well-established relationship business model that has proven itself for decades.

So our net charge-offs as you can see there—maybe not too easy to see, that little thin blue line—those are our losses. The big light blue line, those are the typical losses of the industry. So as you can see, yes, we do lose some money, but we lose substantially less than the banking industry as a whole. And all of the losses that you see there ultimately were covered by our ability to actually earn money even in periods of great stress.

So the good news with regard to what we are suggesting we’re doing is that there is nothing new about what we are suggesting we are doing. This is a well-tested business model that has had success through very difficult periods, periods bad enough that they took out banks such as the Bowery—big, successful, historical banks went out of business on real estate in the New York market, and we did not. In fact, we have thrived.

So, non-performing loans? Again, these are the metrics. We have non-performing loans in cycle turns; we have non-performing loans because the pressures that make it difficult for people to pay on their loan are common even in our circumstance. But because we do our lending well, the only thing that ultimately matters is disposition, and in disposing of the assets created in our lending practice, we do not lose money to the degree that other lenders lose money.

So do we have a risk model that works? Absolutely. The greatest risk to banking is lending. So if you are going to manage risk, you have to manage your exposure to lending risk. We don’t just manage it on paper, we manage it through decades. We don’t just manage it in the best of times, we manage it through loss periods. The results are discernible; the results are in front of you.

Our efficiency ratio, as mentioned: We compare quite well with the industry as a whole. In the immediate transaction, no question, we have opportunity. Their higher efficiency ratio merely represents opportunity to be more effective with regard to the combination of their attributes and their burdens. Their higher cost of operations will, in fact, be reduced in consolidation with us and therefore their attributes will only be more beneficial to newco.

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NOVEMBER 18, 2015 / 4:40PM, NYCB - New York Community Bancorp Inc at Bank of America Merrill Lynch Banking and Financial Services Conference

And by the way, I realize we’re getting to the end here even though this may not be the last slide.

The Astoria merger is expected to leverage our mortgage banking platform and Astoria’s residential mortgage lending expertise. As you can see there, these are some of the features: the credit quality, the limited repurchase risk, the benefits. This deal, as you go through the slides—and I believe they are available there; there is a packet that has this presentation somewhere in the room here. Right outside the room, yes.

So for those of you that would like to follow through on this, you can pick up the package on the way out. It has all of the details that are present here.

So the total return on investment—this is what I was chatting about earlier. These are readily available published numbers. The total return on investment as indicated here compares our total return to the total return of the banking industry. So those numbers are actual and, in fact, readily discernible from public information. The banking industry in the period described is about 428%, and our total return to shareholders, which includes the benefit of receiving the dividend, is 5,111%. Big, big difference.

The ability for us to raise our dividend is evident from what we have typically done historically. We have raised our dividend repeatedly and we, in fact, have split our stock nine times. Splitting our stock nine times creates great value for shareholders. So the total return to shareholders is one of the goals that we have as fundamental to why we are a public company.

We didn’t become a public company to be bigger; we didn’t become a public company to buy Astoria. We became a public company to create value for shareholders. And we started doing that in the first quarter we were public and every quarter thereafter, and, in fact, we have been able to do that over the course of a very long period of time through periods of adversity.

Now there are moments in time, as we now have, where the value of our stock does not reflect the attributes of our business model. One could say we are running a very interesting sale at the moment in time, and the opportunity to buy our stock at a value which is far lower than the actual attributes of the company today—and more importantly, the attributes of newco—is real. Exactly why is this the way it is? Complicated, but it is a fact. We are trading at a huge discount to where we have traded most recently and, in fact, the facts in front of us do not demonstrate that we are less valuable. newco is a more valuable entity.

20% accretion to earnings, not a bad thing. 6% accretion to tangible, not a bad thing. Is it investible? Absolutely.

So I don’t know if there’s any questions in the last —.

Ebrahim Poonawala - Bank of America Merrill Lynch Bank - Analyst

I think you have got 26 seconds left. Let me just check with the audience.

Joe Ficalora - New York Community Bancorp Inc. - President and CEO

We are going to be here.

Ebrahim Poonawala - Bank of America Merrill Lynch Bank - Analyst

Let me just very, very quickly check if there is a question in the audience.

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NOVEMBER 18, 2015 / 4:40PM, NYCB - New York Community Bancorp Inc at Bank of America Merrill Lynch Banking and Financial Services Conference

QUESTIONS AND ANSWERS

Ebrahim Poonawala - Bank of America Merrill Lynch Bank - Analyst

I have a question, I guess one question. You talked about the value proposition and obviously there has been a lot of chatter around the stock since the deal. I think as you met with investors or have spoken to investors, is there a particular area where you are seeing a disconnect between the value that you believe you are creating and how investors are perceiving it?

Joe Ficalora - New York Community Bancorp Inc. - President and CEO

I think there is no question that there is a great deal of concern over why it is that the stock has changed in its pricing as a result of announcing this deal. The fact is, there is nothing about the deal that has changed the value in a negative way. The deal has only made the pro forma company a more valuable company. It’s what has happened in front of the deal that has changed the way this stock has traded in very, very, very high volume. No question.

We did not decide—and nobody was in a position to advise us that we should expect that in the first two days that we would trade, we would trade 70-odd million shares of stock. The ability to trade any public company is always present. We traded very high volume and the positioning within our stock has traded, to some great degree—besides the activity that has nothing to do with long-term ownership,—there has been massive trading in the stock that has moved the value of the stock.

That is why, as we sit today, the actual price of the stock is substantially below the metrics of the existing company and much, much, more importantly, the metrics of the pro forma company are worth much more. So whatever we might have been perceived by the market to be worth at $19 a share, we are actually worth more today from the standpoint of capacity to create value for shareholders. The metrics of our bank as we sit—moment in time—better than they were a month ago.

The metrics of newco, the company that we are combining with— substantially, discernibly better than we were a month ago, yet the price is substantially below where we were a month ago.

So, opportunity: We are running a sale—no time left. You’ve got the time to buy. Thank you.

Ebrahim Poonawala - Bank of America Merrill Lynch Bank - Analyst

Thank you very much, Joe.

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